News Release

Brookfield Power Acquires Hydroelectric Plant in New York

Gatineau, Quebec, August 1, 2007– Brookfield Power announced today that it has concluded an agreement with Finch Paper LLC to acquire a hydroelectric facility in Glens Falls, New York for an undisclosed purchase price.

Located on the Upper Hudson River, the run-of-river facility has a total installed capacity of 12 megawatts (MW) and produces approximately 60 gigawatt hours (GWh) of energy annually. The energy produced by the facility will be sold under a long-term contract with the Glens Falls paper mill that is owned by Finch Paper LLC.

The transaction closed on August 1, 2007.

About Brookfield Power
Brookfield Power comprises the power generating, distribution and marketing operations of Brookfield Asset Management Inc. The Brookfield Power portfolio of assets owned or under management comprise over 3,800 megawatts of capacity and include over 140 hydroelectric power generating stations located on 52 river systems, 1 pumped storage facility, 1 wind farm and 2 thermal plants. (www.brookfieldpower.com). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (www.brookfield.com).

Brookfield Power
Grace Pollock
Director, Investor Relations
Tel: (819) 561-8072
e-mail: grace.pollock@brookfieldpower.com